UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Finance of America Companies Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31738L107

(CUSIP Number)

Reza Jahangiri

895 Dove Street, Suite 300

Newport Beach, CA 92660

(866) 948-0003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31738L107	13D	Page 1 of 2 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 10, 2023 (as amended to date, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

10b5-1 Trading Plan

On October 6, 2023, Bloom Retirement Holdings Inc. entered into a trading plan (the “2023 10b5-1 Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The 2023 10b5-1 Trading Plan provides that Goldman Sachs & Co. LLC (the “Broker”) may make periodic sales of up to an aggregate 7,500,000 shares of Class A Common Stock on behalf of Bloom Retirement Holdings Inc. beginning on January 16, 2024.

This description of the 2023 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the full text of the 2023 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2023 10b5-1 Trading Plan and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
8	10b5-1 Trading Plan, dated October 6, 2023.

CUSIP No. 31738L107	13D	Page 2 of 2 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023

Bloom Retirement Holdings Inc.

By:	/s/ Reza Jahangiri
Name:	Reza Jahangiri
Title:	Majority Shareholder

/s/ Reza Jahangiri
Reza Jahangiri